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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Xpedite Systems, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  893929100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 John Zoraian, c/o Atticus Holdings, L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        November 5, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 893929100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         438,100

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         438,100

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         438,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.87%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is to report that the ownership of Timothy R. Barakett (the "Reporting Person") in the Common Stock, $.01 par value (the "Shares"), of Xpedite Systems, Inc. (the "Issuer") has decreased from 6.54% to 4.87% of the Shares outstanding. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 438,100 Shares. All 438,100 Shares are held by the Partnership, the International Fund or the managed accounts. All the Shares were purchased in open market transactions. The funds for the purchase of the Shares held in the Partnership, the International Fund or the managed accounts have come from the working capital of the Partnership, the International Fund or the managed accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Bear, Stearns & Co., Inc., such loans being secured by the securities owned by them.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 438,100 Shares. Based on the Issuer's filing on Form 10-Q on August 15, 1997, as of August 8, 1997 there were 8,987,483 Shares outstanding. Therefore, the Reporting Person may be deemed to beneficially own 4.87% of the outstanding Shares. None of the Partnership, the International Fund or any of the managed accounts by itself owns greater than 5% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person since the most recent


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         filing on Schedule 13D were effected in open-market
         transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person since the most recent filing on Schedule 13D is filed herewith as Exhibit A.


         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


November 5, 1997



















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02090003.AC7



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                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____      ________________________     _________________

11/5/97              30,000                   $27.595
11/5/97             120,000                    27.374








































02090003.AC7